Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2017	2016

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$746,650	$628,798
Exploration and Production and Other Revenues	629,350	620,568
Pipeline and Storage and Gathering Revenues	209,416	211,639
	1,585,416	1,461,005

Operating Expenses:
Purchased Gas	265,163	152,424
Operation and Maintenance:
Utility and Energy Marketing	199,834	198,000
Exploration and Production and Other	138,388	167,425
Pipeline and Storage and Gathering	93,493	87,817
Property, Franchise and Other Taxes	84,159	82,925
Depreciation, Depletion and Amortization	224,929	264,160
Impairment of Oil and Gas Producing Properties	32,756	1,332,749
	1,038,722	2,285,500

Operating Income (Loss)	546,694	(824,495)

Other Income (Expense):
Interest Income	4,439	4,932
Other Income	7,375	10,575
Interest Expense on Long-Term Debt	(116,324)	(117,280)
Other Interest Expense	(2,439)	(4,111)

Income (Loss) Before Income Taxes	439,745	(930,379)

Income Tax Expense (Benefit)	164,286	(414,166)

Net Income (Loss) Available for Common Stock	$275,459	$(516,213)

Earnings (Loss) Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$3.23	$(6.09)

Diluted:
Net Income (Loss) Available for Common Stock	$3.21	$(6.09)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	85,239,850	84,735,887

Used in Diluted Calculation	85,881,424	84,735,887